EXHIBIT 99.1

NXT ENERGY SOLUTIONS ANNOUNCES RELEASE DATE FOR ITS 2019 YEAR-END RESULTS AND CONFERENCE CALL

CALGARY, Alberta, March 30, 2020 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX:SFD; OTC QB:NSFDF) announces that the Company’s Annual Information Form and Annual Financial Statements, including Management's Discussion and Analysis for the year ended December 31, 2019 (collectively, the "2019 Results") will be filed on Monday, April 6, 2020 after market close and we presently intend to hold a conference call to discuss the 2019 Results on Tuesday, April 7, 2020 at 4:30 p.m. Eastern Time (2:30 p.m. Mountain Time). However, conference services are currently being rationed and the date and time may change.  We will provide an appropriate further notification.  The 2019 Results would ordinarily have been filed on or before the March 30, 2020 deadline as required under the Canadian Securities Administrators National Instrument 51-102 Continuous Disclosure Obligations.  However, as NXT and its external service providers have diverted resources and directed employees to work from home in response to the novel coronavirus (2019-nCoV/COVID-19) pandemic,  NXT is taking sufficient time, in this period of crisis, to deliver a proper professional product as permitted by Alberta Securities Commission Blanket Order 51-517 Temporary Exemption from Certain Corporate Finance Requirements (2020 ABASC 33).

During the extension period, management and other insiders of the Company will be subject to an insider trading black-out policy. An update as to material business developments since November 14, 2019, being the date of the Company filed its most recent interim financial report for the three and nine month periods ended September 30, 2019, is provided below.

Nigerian SFD® Survey

On March 26, 2020, NXT received a $466,000 USD payment under its $8.9 million USD Nigerian SFD® survey contract, bringing total payments to date to $8.4 million USD. The contracted holdback amount of approximately $0.5 million USD is expected be paid to the Company upon the conclusion of negotiations for additional work under the current contract framework.

The Department of Petroleum Resources (the "DPR"), a department under the Federal Republic of Nigeria's Ministry of Petroleum Resources responsible for the sustainable development of Nigeria's oil and gas resources, provided written confirmation of their recommendation in favour of NXT's SFD® technology based on the recent survey results, noting specifically "in line with federal government aspiration to increase its Oil and Gas reserves base at a considerable reduced cost, risk and optimize exploration cycle, the Stress Field Detection SFD® technology is hereby adopted and recommended to be deployed as an independent data exploration tool for hydrocarbon exploration to identify and rank prospect-level leads to focus exploration efforts in the Nigerian Oil and Gas industry".

Mr. Liszicasz commented, "The DPR recommendation in support of our SFD® survey method is significant and reflects the value NXT and PE Energy delivered. We expect that recommendation from the Federal Republic of Nigeria, a regional leader in technological innovation, to resonate broadly throughout the African oil and gas industry. We completed the 5,000 km line survey in record time and recommended eight primary anomalies in April 2019. Drilling commenced at a location where one anomaly coincided with a seismic prospect, and the well was successfully completed in late 2019.  Preliminary results demonstrate that when two independent tools (seismic and SFD®) operating on different physical principles recommend the same areas as prospective, the commercial success rate increases considerably. NXT expects to announce these results in the near future.

We are very pleased with our business development progress in Nigeria, other parts of Africa, Latin America and Asia.  We will continue to provide updates on our progress as warranted."

For further information on the Nigerian SFD® survey, please refer to the Company's news releases dated March 28, 2019, July 3, 2019, July 30, 2019 and March 26, 2020.

Targeted Issuer Bid

Between November 18, 2019 and December 10, 2019, the Company purchased for cancelation 4,166,667 common shares in the capital of the Company ("Common Shares") from Alberta Green Ventures Limited Partnership ("AGV") at a price of $0.30 per Common Share for gross expenditures of approximately $1,250,000 (the "Targeted Issuer Bid").  The Common Shares purchased and canceled represented approximately 6.08% of the total outstanding Common Shares as at November 14, 2019, being the trading day immediately prior to the commencement of Targeted Issuer Bid.  The terms of the Targeted Issuer Bid also provided that the 3,421,648 common share purchase warrants held by AGV expired as of October 31, 2019.

For further information regarding the Targeted Issuer Bid, please refer to the Company's news releases dated November 18, 2019, December 4, 2019, and December 10, 2019, and the material change report dated November 25, 2019.

Loan Repayment

On December 13, 2019, NXT elected to receive, and directed AGV to deliver, subject to receipt of necessary regulatory approvals, 543,673 Common Shares as repayment of the $250,000 USD principal amount advanced by the Company to AGV and evidenced by way of promissory note dated September 6, 2019 (the "Loan Repayment").  Regulatory approvals in respect of the Loan Repayment are still pending.

For further information regarding the Loan Repayment, please refer to the Company's news releases dated September 6, 2019 and December 13, 2019, the Company's interim financial statements, including management's discussion and analysis with respect thereto, for the three and nine month periods ended September 30, 2019, and the material change report dated November 25, 2019.

The 2019 Results will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and will also available on NXT's website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: the Loan Repayment, including the ability of NXT to obtain all necessary regulatory approvals in respect thereof and the number of Common Shares to be delivered; the Nigerian SFD® survey contract, including the timing and amounts of additional payments thereunder; business negotiations and opportunities, including the extent to which the DPR recommendation may further the development thereof; results disclosure and discussions, including the timing thereof; and business strategies and objectives. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including those related to the novel coronavirus (2019-nCoV/COVID-19), and the potentially negative effects thereof on the Company's workforce, its supply chain or demand for its products. Additional risk factors facing the Company are described in its most recent management discussion and analysis for the three and nine month periods ended September 30, 2019, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval (SEDAR) located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.